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                                                                     EXHIBIT 3.4

                           CERTIFICATE OF AMENDMENT
                                    OF THE
                             AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION
                                      OF
                           CHORDIANT SOFTWARE, INC.

     CHORDIANT SOFTWARE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the state of Delaware, does hereby certify:

     FIRST: The name of the corporation is Chordiant Software, Inc. The corporation was originally incorporated under the name Chordiant Acquisition Corporation.

     SECOND: The Board of Directors of the corporation, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Amended and Restated Certificate of Incorporation of the corporation by: (i) deleting the first paragraph of
Article IV and substituting therefor a new first paragraph of Article IV in the following form

          "This corporation is authorized to issue two classes of stock to be designated, respectively, "Preferred Stock" and "Common Stock". The total number of shares which the Corporation is authorized to issue is three hundred fifty one million (351,000,000). Three hundred million (300,000,000) shares shall be Common Stock (the "Common Stock"), and fifty one million (51,000,000) shall be Preferred Stock (the "Preferred Stock"). The Common Stock shall have a par value of one-tenth of one cent ($0.001) per share and the Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share. Upon the filing of this Certificate of Amendment, each outstanding share of Common Stock shall be combined into
     0.5 shares of Common Stock (the "Stock Combination"). No fractional shares of Common Stock shall be issued in connection with the Stock Combination, and no certificates for any such fractional shares shall be issued. In lieu of such fractional shares, any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Common Stock (after aggregating all fractional shares of Common Stock issuable to such holder) shall, upon surrender of such holder's Stock Combination(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the fair market value, as determined by the Board of Directors, of a share of Common Stock on the date of the filing of this Certificate of Amendment."

          and (ii) deleting the first paragraph of Section D.2.a. of Article IV and substituting therefor the following:

          "Right to Convert; Initial Conversion Price.

                    a. Each holder of Series Preferred may, at any time, convert any or all of such Series Preferred shares into fully-paid and nonassessable shares of Common Stock at the Series A Conversion Price, the Series B Conversion Price, the Series C Conversion Price, the Series D Conversion Price or the Series E Conversion Price, as applicable. Each share of Series
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A Preferred shall be convertible into the number of shares of Common Stock that results from dividing the Series A Conversion Price in effect at the time of conversion for Series A Preferred into $0.658 for each share of Series A Preferred being converted; the initial Series A Conversion Price shall be $1.316 per share of Common Stock. The Series A Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided. Each share of Series B Preferred shall be convertible into the number of shares of Common Stock that results from dividing the Series B Conversion Price in effect at the time of conversion for Series B Preferred into $0.85 for each share of Series B Preferred being converted; the initial Series B Conversion Price shall be $1.70 per share of Common Stock. The Series B Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided. Each share of Series C Preferred shall be convertible into the number of shares of Common Stock that results from dividing the Series C Conversion Price in effect at the time of conversion for Series C Preferred into $1.28 for each share of Series C Preferred being converted; the initial Series C Conversion Price shall be $2.56 per share of Common Stock. The Series C Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided. Each share of Series D Preferred shall be convertible into the number of shares of Common Stock that results from dividing the Series D Conversion Price in effect at the time of conversion for Series D Preferred into $2.50 for each share of Series D Preferred being converted; the initial Series D Conversion Price shall be $5.00 per share of Common Stock. The Series D Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided. Each share of Series E Preferred shall be convertible into the number of shares of Common Stock that results from dividing the Series E Conversion Price in effect at the time of conversion for Series E Preferred into $1.90 for each share of Series E Preferred being converted; the initial Series E Conversion Price shall be $3.80 per share of Common Stock. The Series E Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided. No adjustments with respect to conversion shall be made on account of any dividends that may be declared but unpaid on the Series Preferred surrendered for conversion, but no dividends shall thereafter be paid on the Common Stock unless such unpaid dividends have first been paid to the Series Preferred holders entitled to payment at the time of conversion of the Series Preferred. The foregoing paragraph reflects adjustments to the conversion ratios of each series of Preferred Stock as a result of the Stock Combination and no further adjustment shall be made as a result of such event."

     FIFTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the corporation for their approval and was duly adopted in accordance with the provision of
Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, Chordiant Software, Inc. has caused this Certificate of Amendment to be signed by its Chairman and Chief Executive Officer and attested to by its Secretary this 3rd day of February, 2000.

                                      2.

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                                         CHORDIANT SOFTWARE, INC.

                                         /s/ SAMUEL T. SPADAFORA
                                         ____________________________________
                                         Samuel T. Spadafora
                                         Chairman and Chief Executive Officer

ATTEST:

/s/ STEVEN R. SPRINGSTEEL
_______________________________
Steven R. Springsteel
Secretary